Via Edgar and Facsimile

June 24, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attn:	Tom Kluck
Branch Chief

Re:	The Hackett Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended January 1, 2010
Filed March 17, 2010
File No. 333-48123

Dear Mr. Kluck:

We are pleased to respond to the comments included in your letter dated June 10, 2010 regarding our most recently filed Annual Report on Form 10-K, as indicated above, as well as our most recently filed Proxy Statement on Schedule 14A. For your convenience, each of your comments is repeated below in bold, followed by our response.

Form 10-K for the Fiscal Year Ended January 1, 2010

Exhibits

1. We note that you have omitted schedules from exhibit 10.14. Please tell us your basis for omitting those schedules pursuant to Item 601 of Regulation S-K. Otherwise, please file the complete exhibits with your next periodic report.

Response

Exhibit 10.14 to the Company’s Form 10-K refers to the Share Purchase Agreement dated November 29, 2005 between The Hackett Group Limited, Answerthink, Inc. and the Sellers of REL Consultancy Group Limited (the “REL Agreement”), a copy of which was filed as Exhibit 2.1 to the Company’s Form 8-K filed with the Commission on December 1, 2005. The REL Agreement relates to the purchase by the Company of the shares of REL Consultancy Group Limited (“REL”), a U.K. company that provides working capital management advisory services primarily in Europe and the U.S.

In the Company’s most recent Form 10-K exhibit list, the REL Agreement was inadvertently listed as Exhibit 10.14, implying that it is classified as a “material contract” under Item 601(b)(10) of Regulation S-K, when it should have been listed as Exhibit 2.1, and classified as a “plan of acquisition” under Item 601(b)(2) of Regulation S-K. In future filings in which the REL Agreement is listed in the exhibit index, the Company will number the exhibit as an Exhibit 2 item.

Item 601(b)(2) provides, in part, that “[s]chedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” The schedules that were omitted from the REL Agreement filed with the Commission relate to the identity of the selling shareholders and number of shares sold by them, the amount of consideration received by the selling shareholders and potential adjustments to such consideration, and particulars concerning REL and its subsidiaries. The Company determined that the information contained on the omitted schedules was not material to an investment decision. Accordingly, when the REL Agreement was filed in 2005, the schedules were omitted pursuant to Item 602(b)(2).

2. We note the agreement associated with the following disclosure:

•	“Asset Purchase Agreement acquiring Archstone Consulting, LLC,” page 39.

Please file this agreement as an exhibit with your next periodic report or advise as to why the agreement is not material. See Item 601(b)(10) of Regulation S-K.

Response

The Asset Purchase Agreement (the “Archstone Agreement”) referenced on page 39 of the Company’s Form 10-K was filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on November 13, 2009. The Company inadvertently omitted including the Archstone Agreement in the Form 10-K exhibit list. The Company will list the Archstone Agreement in the exhibit index of its next periodic report, and incorporate the filing by reference from the 2009 Form 8-K on which it was originally filed. Similar to the REL Agreement described in response to comment 1 above, the Archstone Agreement was inadvertently listed as Exhibit 10.1, implying that it is classified as a “material contract” under Item 601(b)(10) of Regulation S-K, when it should have been listed as an Exhibit 2 item, and classified as a “plan of acquisition” under Item 601(b)(2) of Regulation S-K. In future filings in which the Archstone Agreement is listed in the exhibit index, the Company will number the exhibit as an Exhibit 2 item.

Proxy Statement on Schedule 14A, filed March 26, 2010

General

3. We note that your Form 10-K for the fiscal year ended January 1, 2010 incorporates Item 13. Certain Relationships and Related Transactions, and Director Independence by reference to your 2010 definitive Proxy Statement. Please tell us your basis for omitting the disclosure required by Item 404 of Regulation S-K from your definitive Proxy Statement.

Response

The Company did not include in its definitive Proxy Statement disclosure responsive to Item 404(a) of Regulation S-K due to the fact that there were no transactions with related persons required to be disclosed under that item. The Company will, where applicable, disclose in future filings information required pursuant to Item 404(a).

The Company inadvertently omitted including in its definitive Proxy Statement disclosure responsive to Item 404(b)(1), namely a description of the Company’s policies and procedures for review, approval, or ratification of transactions required to be reported pursuant to Item 404(a). The Company did not include disclosure responsive to Item 404(b)(2) as there were no transactions required to be reported under Item 404(a). In addition, the Company did not include disclosure responsive to Items 404(c) and (d) as those items were inapplicable to the Company for purposes of its definitive Proxy Statement. The Company will include in future filings disclosure responsive to Item 404(b)(1). The Company will, where applicable, disclose in future filings information required pursuant to Item 404(b)(2).

Corporate Governance and Other Matters, page 5

4. Please tell us whether the company has a lead independent director and what specific role the lead independent director plays in the leadership of the board as required by Item 407(h) of Regulation S-K. Also include this disclosure in future filings.

Response

The Company does not have a lead independent director designated by its Board of Directors. The Company will include this disclosure in future filings. In the event the Company’s Board of Directors designates a lead independent director in the future, the Company will provide appropriate disclosure in future filings.

Compensation Discussion and Analysis, page 12

5. We note you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach such conclusion.

Response

As noted at the bottom of page 7 of its definitive Proxy Statement, the Company has undertaken a review of the policies and practices associated with all of its compensation programs, including its executive compensation programs. This process involved a review of the design, implementation and administration of these programs. The findings of this process were reported to the Board of Directors. The Company’s compensation programs are either tied to a level of profitability, the improvement of profitability, project performance or are commission-based. The Company believes that this, coupled with the short cycle, both in the duration of projects and in the cash collection period, mitigate the risk that the operation of these programs could result in a material adverse risk to the Company. Based on these findings, the Board of Directors concluded that the risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

6. We note that your executive compensation program consists of two primary elements: (1) annual compensation consisting of base salaries and employee benefits; and (2) incentive compensation in the form of performance-based cash bonus awards and equity incentive grants issued in the form of restricted stock units. Please provide us with a supplemental discussion of your policies for allocating between cash and non-cash compensation and provide similar discussion in future filings. See Item 402(b)(2)(ii) of Regulation S-K.

Response

The Company allocates between cash and non-cash compensation only as it relates to the incentive compensation components of its executive and senior management compensation plans. As noted on the top of page 13 of the Company’s definitive Proxy Statement, the Compensation Committee targets an even balance between the cash and equity award opportunities included in the Company’s compensation programs for executives and senior management in general, but targets a greater percentage of equity for the Company’s CEO and COO. The Committee weights the equity component more heavily in the case of its CEO and COO for two reasons. First, all performance grants made under the Company’s executive compensation programs vest one third per year beginning on the first anniversary of the date of grant. As such, vesting is contingent on continued employment over time. The Company regards this “at risk” character as a retention tool. Second, and more importantly, the Company believes that incentive compensation that is paid in the form of equity incentive grants serves as a meaningful long-term incentive that is directly related to the enhancement of shareholder value. A heavier weighting on the equity component ties the Company’s executives’ ultimate compensation to their ability to deliver increased shareholder value.

For its CFO and other senior management, the Company maintains an even balance between cash and equity award opportunities in the design of the incentive compensation component of these programs. The Company believes that the need to align shareholder value appreciation with performance incentives is not as acute for persons below the CEO and COO levels, given the limited scope of their responsibilities and their ability to impact overall Company results. Nonetheless it believes that evenly weighted cash to equity incentive opportunity for its other executives and senior management still provides adequate shareholder alignment. An evenly balanced cash to equity incentive component also allows the Company to satisfy the retention objective referenced above which is of significant value to the Company. Further, the Company believes these programs to be market competitive for senior management in these positions. In future filings the Company will include this expanded disclosure.

Summary Compensation Table, page 15

7. We note your disclosure on page 14 that the Compensation Committee has reviewed and approved base salaries and incentive plan targets for the named executive officers as well as for other senior leaders. We also note that you disclosed the compensation for your chief executive officer, chief operating officer and chief financial officer. Please explain why you did not include 2 other highly compensated individuals as required by Item 402(a)(3)(iii) of Regulation S-K.

Response

Item 402(a)(3)(iii) of Regulation S-K includes as named executive officers the three most highly compensated executive officers other than the principal executive and financial officers who were serving as executive officers at the end of the last completed fiscal year. As indicated on pages 4 and 5 of the Company’s definitive Proxy Statement, the Company has only three executive officers as defined by Rule 3b-7 under the Securities Exchange Act of 1934: Ted Fernandez, Chairman and Chief Executive Officer; David Dungan, Director, Vice Chairman and Chief Operating Officer; and Robert Ramirez, Chief Financial Officer. There are no other persons at the Company (whether officers of the Company or any subsidiary of the Company or otherwise) who perform policy making functions for the Company. As a result, the Company’s named executive officers for purposes of its definitive Proxy Statement are the three individuals listed therein. In future years, to the extent the Company has additional persons serving as executive officers or persons serving as officers that perform policy making functions for the Company, they will be considered for inclusion as named executive officers.

8. We note your disclosure on page 12 that the named executive officers received certain employee benefits for 2009 which included health insurance, dental and vision coverage, prescription drug plans, life insurance, flexible spending accounts, short-term and long-term disability and a 401(k) plan. Please explain why amounts received pursuant to these employee benefits were not included in your summary compensation table. See Item 402(c)(2)(ix) of Regulation S-K. Please provide the appropriate disclosure in future filings.

Response

As noted on page 12 of the Company’s definitive Proxy Statement, the Company’s named executive officers, like the other employees of the Company, receive certain employee benefits. The employee benefits provided to the Company’s named executive officers are provided to all employees of the Company on a non-discriminatory basis. Item 402(a)(6)(ii) of Regulation S-K specifies that registrants may omit information regarding group life, health, hospitalization, or medical reimbursement plans that do not discriminate in scope, terms or operation, in favor of executive officers or directors and that are available generally to all salaried employees. The Company’s group life, health, dental, vision, disability, flexible spending accounts and prescription drug benefits are all provided to the named executive officers through group plans that do not discriminate in scope, terms or operation in favor of the Company’s executive officers. Accordingly, the benefits provided pursuant to those plans have been omitted from the Company’s Summary Compensation Table in reliance on Rule 402(a)(6)(ii) of Regulation S-K.

The Company does not provide matching contributions for the named executive officers as part of the Company’s 401(k) plan.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter. Should you have any questions or wish to discuss the above response, please do not hesitate to contact me at 786 497 7804.

Very truly yours,

/s/ Frank A. Zomerfeld, Esq.
General Counsel and Secretary The Hackett Group, Inc.